Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

October 7, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Geoffrey Kruczek

Re:	Global Consumer Acquisition Corp
Amendment No. 6 to Preliminary Proxy on Schedule 14A
Filed September 27, 2022
File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”'), we are hereby responding to the letter dated October 4, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A filed on September 27, 2022, File No. 001-40468 (the “Proxy Statement”).

In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 7 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy on Schedule 14A filed on September 27, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transactions, page 94

1.	We note your disclosures here and within the Introduction regarding the Luminex and GP Global transactions. Please revise your disclosures to address the following:

•	Separately identify each transaction and discuss the significant variables that could have an impact on the outcome of those specific transactions (e.g., Proposal 8, GACQ common stock redemptions, etc.) under the minimum and maximum scenarios.

RESPONSE: The Company has revised the disclosures on pages 96 and 97 of the Amended Proxy Statement to separately identify each transaction and discuss the significant variables that could have an impact on the outcome of those specific transactions under the minimum and maximum scenarios.

•	Regarding the Luminex transaction, your disclosure should also identify a scenario depicting the maximum number (and dollar amount) of GACQ common stock redemptions that could occur for the Luminex acquisition to close even if Proposal 8 is not approved. The additional scenario should also be presented within the pro forma financial statements starting on page 102.

RESPONSE: The Company has revised the disclosures on pages 96 and 97 of the Amended Proxy Statement to include a scenario depicting the maximum number (and dollar amount) of GACQ common stock redemptions that could occur for the Luminex acquisition to close even if Proposal 8 is not approved. Additionally, the Company has added this scenario to the pro forma financial statements starting on page 103 of the Amended Proxy Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 107

2.	We note your response to prior comment three; however your revised disclosures in Note 2 (on page 107) related to the Business Combination between GACQ and GP Global are not consistent with your disclosures on pages 31, 96 and 179. Please revise your disclosures on page 107 to state:

•	The Business Combination between GACQ and GP Global under the minimum redemption scenario is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer.

RESPONSE: The Company has revised the disclosures on page 108 of the Amended Proxy Statement to reflect the expected accounting treatment and to be consistent with other disclosures in the Amended Proxy Statement.

•	The Business Combination between GACQ and GP Global under the maximum redemption scenario is expected to be accounted for as a reverse acquisition with GP Global as the accounting acquirer.

RESPONSE: The Company has revised the disclosures on page 108 of the Amended Proxy Statement to reflect the expected accounting treatment and to be consistent with other disclosures in the Amended Proxy Statement.

3.	We note your response to prior comment ten, including the revisions to the number of shares issued to acquire GP Global in the pro forma financial statements and throughout the filing. Please also revise notes 10 and 11 (on pages 118 and 119) to correct the number of shares to be issued to acquire GP Global and correct all related pro forma share and per share disclosures in the filing, including all pro forma statements of operations and the per share disclosures on page 120. We also note the table on page 88 should be similarly revised.

RESPONSE: The Company has revised notes 10 and 11 (on pages 119 and 120 of the Amended Proxy Statement) to correct the number of shares to be issued to acquire GP Global and corrected all related pro forma share and per share disclosures in the filing, including all pro forma statements of operations and the per share disclosures on page 121. The Company has also revised the table on page 88.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright

Partner